Exhibit 99.2

As of October 2, 2017
The RMR Group LLC
Two Newton Place
255 Washington Street
Newton, MA 02458
Ladies and Gentlemen:
Government Properties Income Trust (“GOV”) expects to consummate its merger transaction with First Potomac Realty Trust (“FPO”) on or about October 2. As an accommodation to certain lenders to, and partners of, FPO and its affiliates, The RMR Group LLC (“RMR”) has agreed to enter into certain individual property management agreements with FPO and its affiliates on terms that vary from the terms of the Second Amended and Restated Property Management Agreement, dated as of June 5, 2015 (the “Master Property Management Agreement”), between GOV and RMR.
The purpose of this letter is to confirm our understanding and agreement as follows:
1.    Notwithstanding anything to the contrary in any individual property management agreement between GOV and any affiliate of GOV (including, but not limited to, FPO and any affiliate of FPO), on the one hand, and RMR, on the other, the terms and conditions of the Master Property Management Agreement will control the rights and obligations of GOV and RMR, as between themselves, with respect to the properties subject to such individual properties agreements, including, without limitation, the fees payable, the term of the property management arrangement, the conditions for (and amounts payable upon) termination, and the resolution of disputes.
2.    Any fees paid under any individual agreements will be credited against amounts due from GOV under the Master Property Management Agreement.
If the foregoing accurately reflects our understandings and agreements, please confirm your agreement by signing below where indicated and returning a copy of this letter so signed to me.
Very truly yours,

/s/ David M. Blackman _
David M. Blackman
President and Chief Operating Officer
Acknowledged and agreed:
The RMR Group LLC
/s/ Jennifer B. Clark _
Jennifer B. Clark
Executive Vice President and General Counsel